SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)


                              Calpine Corporation*
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    131347304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Philip Falcone
                                 450 Park Avenue
                                   30th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 22, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    55,116,470

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    55,116,470

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    55,116,470

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.5%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    55,116,470

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    55,116,470

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    55,116,470

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.5%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    31,863,577

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    31,863,577

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,863,577

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.2%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    31,863,577

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    31,863,577

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,863,577

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    86,980,047

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    86,980,047

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    86,980,047

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.7%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 131347304
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    86,980,047

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    86,980,047

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    86,980,047

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                      [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.7%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 131347304
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 30, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

ITEM 2(B) OF THE SCHEDULE 13D/A FILED ON APRIL 30, 2009 IS HEREBY AMENDED AS FOLLOWS (THE REMAINDER OF ITEM 2 FROM THE 13D/A FILED ON APRIL 30, 2009 REMAINS IN EFFECT):

The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor, New York, New York 10022.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 55,116,470 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 55,116,470 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 31,863,577 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 31,863,577 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 86,980,047 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 86,980,047 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 30, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On September 22, 2009, the Issuer, the Master Fund and the Special Fund entered into an underwriting agreement with Morgan Stanley & Co. Incorporated, as underwriter. Pursuant to the underwriting agreement, the Master Fund agreed to sell, and the underwriter agreed to purchase, 13,333,334 Shares, and the Special Fund agreed to sell, and the underwriter agreed to purchase, 6,666,666 Shares, in each case at a price of $ 11.40 per Share. In addition, the Master Fund granted the underwriter a 30-day option to purchase up to 2,000,000 additional Shares and the Special Fund granted the underwriter a 30-day option to purchase up to 1,000,000 additional Shares. The public offering contemplated by the underwriting agreement has been registered under Securities Act of 1933 and will be completed on or about September 28, 2009. The underwriting agreement is filed as Exhibit D.

The Master Fund and the Special Fund reserve the right to purchase or sell Shares in the future if they deem it appropriate for their investors and the metrics of their portoflios.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 55,116,470* Shares, constituting 12.5% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 55,116,470 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 55,116,470 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 55,116,470* Shares, constituting 12.5% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares;
has the shared power to vote or direct the vote of 55,116,470 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 55,116,470 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 31,863,577** Shares, constituting 7.2% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 31,863,577 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 31,863,577 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 31,863,577** Shares, constituting 7.2% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 31,863,577 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 31,863,577 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 86,980,047*/** Shares, constituting 19.7% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 86,980,047 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 86,980,047 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 86,980,047*/** Shares, constituting 19.7% of the Shares of the Issuer, based upon 442,384,931 Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 86,980,047 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 86,980,047 Shares.

----------
* Includes 6,189,645 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

** Includes 3,092,603 shares held by Kelson Investments, S.ar.l., an indirect wholly owned subsidiary of the Master Fund and the Special Fund.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions and distributions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON APRIL 30, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

On September 22, 2009, the Master Fund and the Special Fund entered into an underwriting agreement. Pursuant to the underwriting agreement, the Master Fund agreed to sell 13,333,334 Shares plus up to an additional 2,000,000 Shares at the option of the underwriter, and the Special Fund agreed to sell 6,666,666 Shares plus up to an additional 1,000,000 Shares at the option of the underwriter. See Item 4.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit D: Underwriting Agreement, dated September 22, 2009, among Calpine Corporation, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., as selling stockholders, and Morgan Stanley & Co. Incorporated, as underwriter. (Incorporated by reference to
Exhibit 1.1 to the Current Report on Form 8-K of Calpine Corporation filed September 23, 2009)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
    ----------------------

/s/ Philip Falcone
----------------------
Philip Falcone



September 23, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 7, dated September 23, 2009 relating to the Common Stock, $.001 par value of Calpine Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
    ----------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
    ----------------------

/s/ Philip Falcone
----------------------
Philip Falcone



September 23, 2009

                                                                       Exhibit B

                Transactions in the Common Stock, $.001 par value

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

  Date of                           Number of Shares
Transaction                          Purchase/(Sold)             Price per Share
-----------                          ---------------             ---------------

  7/29/2009                          2,120,959                        (1)
  8/14/2009                            164,214                      $12.52
  8/20/2009                            100,000                      $11.98
  8/20/2009                             63,832                      $12.26


    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

  Date of                          Number of Shares
Transaction                        Purchase/(Sold)               Price per Share
-----------                        ---------------               ---------------


 7/09/2009                            (706,426)                     $10.58
 7/10/2009                            (966,000)                     $10.31
 7/13/2009                          (1,000,000)                     $10.32
 7/29/2009                             663,471                        (1)
 9/16/2009                            (965,800)                     $12.66


(1) On July 29, 2009, Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. received 2,120,959 and 663,471 Shares, respectively, on account of certain claims under the sixth amended plan of reorganization of the Issuer and related debtors, dated December 17, 2007.





SK 26666 0002 1032206